Aspen Partners, Ltd. 1230 Peachtree Street, NE Suite 1750 Atlanta, Georgia 30309 p: (404) 879-5126 f: (404) 879-5128 www.aspenpartners.com

November 30, 2009

VIA: USPS and EDGAR

Mr. Daniel L. Gordon, Branch Chief United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

RE:	Aspen Diversified Fund LLC
Form 10-K for the year ended December 31, 2008
Filed April 16, 2009
Forms 10-Q for the quarters ended March 31 and June 30, 2009
File No. 000-52544

Dear Mr. Gordon:

This letter is provided in response to your comment letter of November 12, 2009 (the “Comment Letter”), regarding your review of the above referenced filings. For ease of reference, each comment in the Comment Letter is quoted in the italicized portion below, followed by our response.

Form 10-K for the year ended December 31, 2008

Note B – Investments in Investment Funds and Futures Contracts, page F-11

1.
For your investments in investment funds, please disclose in future filings the valuation techniques used to measure fair value, including a discussion of changes in the valuation techniques, if any, during the period. Refer to ASC 820-10-50-2. Please provide us with your proposed disclosure in your response.

We acknowledge the disclosure required by Accounting Standards Codification 820 issued by the Financial Accounting Standards Board. Specifically, the Fund will include in future filings the valuation techniques used to measure fair value, beginning with the Fund’s annual report on Form 10-K for the year ended December 31, 2009. The proposed disclosure is included as Attachment 1 to this letter.

Mr. Daniel L. Gordon, Branch Chief
United States Securities and Exchange Commission
November 30, 2009
Page 2

Note C – Net Assets, page F-18

2.
We note that a $4.4 million transfer occurred from Class B to Class C units during 2008. Please explain this transaction and indicate why it did not impact the number of units outstanding for each class as presented in the table on page F-19.

The transfer from Class B to Class C units was due to an investor moving to Class C in order to obtain the benefit of the reduced fee structure of Class C units. The table on page F-19 includes this transfer as “Units redeemed” from Class B units and “Units issued” to Class C units. The table on page F-18 shows the transfer separately. Although such transfers are extremely rare, we will ensure that any future transfers are presented consistently in future filings.

Please feel free to contact me at (404) 879-5130 should you have any questions or require further information.

Sincerely,

/s/ Adam Langley

Adam Langley
Senior Vice President & Chief Compliance Officer

Enclosure

ATTACHMENT 1

The following disclosure will be added to Note A – Description of Business and Summary of Accounting Policies beginning with the Fund’s annual report on Form 10-K for the year ended December 31, 2009.

Valuation of Investments in Investment Funds

The Fund values investments in investment funds for which there is no ready market at fair value as determined by the Managing Member.

The valuation of Investment Funds purchased or held by the Fund ordinarily will be based on the value provided most recently to the Managing Member by each Investment Fund which the Managing Member believes to be reliable and which reflects the amount that the Fund might reasonably expect to receive for the position if the Fund’s interest were redeemed at the time of valuation. The Managing Member’s reliance on or consideration of the values of Investment Funds will be based on: (i) due diligence performed prior to making an investment in an Investment Fund; (ii) ongoing due diligence and monitoring; (iii) periodic variation analysis and review by the Fund and/or the Fund’s auditors; and (iv) any other information reasonably available from the market or other third parties.

In certain circumstances, the Managing Member may determine that the value provided by an Investment Fund does not represent the fair value of the Fund’s interests in the Investment Fund. This determination may be based upon, among other things: (i) the absence of transaction activity in interests in a particular Investment Fund; (ii) the imposition by an Investment Fund of extraordinary restrictions on redemptions, including limitations on the percentage of Investment Fund assets that may be redeemed during a certain time period; (iii) a determination by the Managing Member that it would be impracticable to liquidate the Fund’s holdings in a particular Investment Fund; (iv) a conclusion that the Investment Fund’s valuation was based on valuation procedures that do not provide for valuation of underlying securities at market value or fair value as appropriate; (v) actual knowledge (if any) of the value of underlying portfolio holdings; (vi) ongoing due diligence and monitoring that indicates that the valuation provided by the Investment Fund is not reliable, such as significant variations between estimates and final values provided by an Investment Fund or lesser variations that occur on a regular basis with respect to a specific Investment Fund; or (vii) available market data or other relevant circumstances, including unusual or extraordinary circumstances.

In the event that an Investment Fund does not report a month-end value to the Fund on a timely basis, the fair value of the Investment Fund will be based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time the Fund values its portfolio. In this unusual event, it may be appropriate to consider the factors set forth herein, provided, however, that the Managing Member may not find such factors useful if, among other things, the Investment Fund in question is intended to have low correlation with the overall markets or a particular market (in which case the Managing Member may not have information necessary to determine whether a discount or premium would best reflect such significant events).

Where deemed appropriate by the Managing Member, investments in Investment Funds or illiquid securities may be valued at cost. Cost will be used only when the Managing Member determines that cost best approximates the fair value of the particular position under consideration. For example, cost may not be appropriate when the Fund is aware of similar sales to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations in which there are no sales to third parties).

Valuation of Investments in Futures Contracts

These instruments include Open Trade Equity Positions (Futures Contracts and Currency Forwards) that are actively traded on public markets with quoted pricing for corroboration. Futures Contracts and Currency Forwards are reported at fair value using Level 1 inputs. Investments in Future Contracts further include Open Trade Equity that are quoted prices for identical or similar assets that are not traded on active markets.